Exhibit 99.28(a)(9)

WRITTEN INSTRUMENT AMENDING THE

FIRST AMENDED AND RESTATED DECLARATION OF TRUST

ASSET MANAGEMENT FUND

WHEREAS, Section 6.1(a) and 6.2(b) of Article VI of the Trust’s First Amended and Restated Declaration of Trust dated September 22, 2006 (the “Declaration of Trust”) authorizes the Trustees to establish and designate a new series of the Trust;

The undersigned, the Trustees of the Trust, a Delaware statutory trust, pursuant to Section 9.3 of Article IX of the Declaration of Trust, do hereby amend the Declaration of Trust effective as of July 30, 2015 as follows:

1.	A separate series of shares of beneficial interest of the Trust shall hereby be established, relating to the LongCap Value Fund.

IN WITNESS WHEREOF, the undersigned have as of this 30th day of July, 2015, signed these presents.

/s/ David F. Holland	/s/ Carla S. Carstens
David F. Holland	Carla S. Carstens

/s/ David J. Gruber
David J. Gruber	Rodger D. Shay, Jr.

/s/ Dana A. Gentile
Dana A. Gentile